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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                     FORM 3
                                 -------------

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
________________________________________________________________________________
1.   Name and Address of Reporting Person*

     J.P. Morgan Partners (BHCA), L.P.

     (formerly known as Chase Equity Associates, L.P.)
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   (Last)                            (First)              (Middle)

c/o J.P. Morgan Partners, LLC

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                                    (Street)

1221 Avenue of the Americas, 40th Floor

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  New York                          New York                10020
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   (City)                            (State)                (Zip)
________________________________________________________________________________
2.   Date of Event Requiring Statement (Month/Day/Year)

     2/22/02
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


________________________________________________________________________________
4.   Issuer Name AND Ticker or Trading Symbol

     United Auto Group, Inc. ("UAG")
________________________________________________________________________________

5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)

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________________________________________________________________________________
6.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check applicable line)

     [X]  Form Filed by One Reporting Person

     [_]  Form Filed by More than One Reporting Person

================================================================================
             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 4)
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

Voting Common Stock                        962,027 (FN1)            1                    By International Motor Car Group I, L.L.C.
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Non-Voting Common Stock                  1,095,052 (FN1)            1                    By International Motor Car Group II, L.L.C.
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Series A Convertible Preferred Stock     1,808,989 (FN1)            1                    By International Motor Car Group I, L.L.C.
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Series A Convertible Preferred Stock     1,417,027 (FN1)            1                    By International Motor Car Group II, L.L.C.
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Series B Convertible Preferred Stock       642,101 (FN1)            1                    By International Motor Car Group II, L.L.C.
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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*    If the Form is filed by more than one Reporting Person, see Instruction
     5(b)(v).

                                                                          (Over)
                                                                     Page 1 of 2
                                                                 SEC 1472 (3-99)

              TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

================================================================================

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------


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====================================================================================================================================

Explanation of Responses:

(1)  The amounts shown in Table 1 represents the number of shares of the Issuer's equity securities attributable as of February 22,
2002 to the reporting person's membership interests in International Motor Cars Group I, L.L.C. ("IMCG I") and International Motor
Cars Group II, L.L.C. ("IMCG II"). The reporting person is a non-managing member of each IMCG I and IMCG II. However, pursuant to the respective operating agreements of each of IMCG I and IMCG II, the number of shares of equity securities of the Issuer attributable to the reporting person's membership interests in IMCG I and IMCG II shall be reduced at the time of each distribution made by IMCG I or IMCG II to the reporting person by the number of shares actually distributed to the reporting person and by the nuber of shares representing the carried interests payable to the managing member of IMCG I or IMCG II, as the case may be, pursuant to the respecrtive operating agreements of each of IMCG I and IMCG II with respect to the shares so distributed to the reporting person. The actual number of shares of the Issuer's equity securities beneficially owned by the reporting person is not determinable because the number of shares payable on account of the carried interest is subject to several variables, including the fair market value of the Issuer's equity securities at the time of distribution to the reporting person.  Accordingly, the reporting person disclaims beneficial ownership of the Issuer's securities shown in Table I except to the extent of its pecuniary interest therein.



                                         J.P. MORGAN PARTNERS (BHCA), L.P.
                                         (f/k/a Chase Equity Associates, L.P.)


                                         BY:  JPMP MASTER FUND MANAGER, L.P.,
                                              ITS GENERAL PARTNER

                                         BY:  JPMP CAPITAL CORP.,
                                              ITS GENERAL PARTNER

                                         By:  /s/ Donald J. Hofmann, Jr.         3/1/2002
                                            --------------------------------.    ---------
                                            Name:  Donald J. Hofmann, Jr.          Date
                                            Title: Managing Director

Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

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